

June 27, 2012

Via E-Mail
Mr. John De Meritt
Chief Executive Officer
Francesca's Holdings Corporation
3480 W. 12th Street
Houston, TX 77008

      Re: **Francesca's Holdings Corporation**
              Form 10-K for the Fiscal Year Ended January 28, 2012
              Filed March 21, 2012
              File No. 001-35239

Dear Mr. De Meritt:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 37

1.   We note that for purposes of your net sales per square foot measure you used average square feet during the period because of your rapid growth. We further note in your Form 10-K that for periods consisting of more than one fiscal quarter, you calculate average square feet as (a) the sum of the total gross square feet at the beginning of the period and total gross square feet at the end of each fiscal quarter within the period, divided by (b) the number of fiscal quarters within the period plus one (which, for a fiscal year, is five). Based on the disclosure on page 15 of your October 29, 2011 Form 10-Q, it appears to us that you changed the calculation of average square feet in the fourth quarter of 2011 for periods consisting of more than one fiscal quarter. Please tell us if the fiscal 2009 and 2010 average square feet presented in your Form 10-K was calculated using the new formula and, if not, quantify for us the effect that the change would have

John De Meritt
Francesca's Holding Corp.
June 27, 2012
Page 2

had on average square feet and net sales per average square foot in fiscal 2009 and 2010. Also tell us how you considered using the same calculation for all periods presented for purposes of consistency, or providing disclosure in your Form 10-K of the effects that the change would have had on prior period amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining